John Hancock Focused Small Cap Growth Fund

Shareholder Meeting and Reorganization
On September 24, 2003, at a Special Shareholder Meeting, the shareholders of the Fund approved an Agreement and Plan of Reorganization between the Fund and Acquiring Fund. Proxies covering 325,283 shares of beneficial interest were voted at the meeting. The number of votes cast for and against the proposal and that abstained from voting was as follows: FOR 310,114, AGAINST 15,169 and ABSTAINING 0.

The Agreement and Plan of Reorganization provided for the transfer of substantially all of the assets and liabilities of the Fund in exchange solely for Class I of beneficial interest of Acquiring Fund. After this transaction and as of the close of business on September 26, 2003, the Fund was terminated. The financial statements presented herein reflected the position of the Fund prior to the exchange of net assets and termination of the Fund.



John Hancock Dividend Performers Fund

Shareholder Meeting and Reorganization
On December 3, 2003, the shareholders of the Fund approved an Agreement and Plan of Reorganization between the Fund and Acquiring Fund. The number of votes cast for and against and that abstained from voting were as follows: 457,961 FOR, 0 AGAINST and 0 ABSTAINED.

The Agreement and Plan of Reorganization provided for the transfer of substantially all of the assets and liabilities of the Fund for Class I of beneficial interest of the Acquiring Fund. After this transaction and as of the close of business on December 5, 2003, the Fund was terminated. The financial statements presented herein reflect the position of the Fund prior to the exchange of net assets and termination of the Fund.